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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Foley II, William, P.		Fidelity National Financial, Inc. (FNF)
	4050 Calle Real Suite 200	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			03/26/2003					03/26/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Santa Barbara, CA 93110 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				CEO

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		3/26/03				M			24,343	A	$8.6091				D

	Common Stock		3/26/03				F			5,544	D	$33.80				D

	Common Stock		3/26/03				F			2,193	D	$33.81				D

	Common Stock		3/26/03				F			345	D	$33.82				D

	Common Stock		3/26/03				F			1,268	D	$33.83				D

	Common Stock		3/26/03				F			3,693	D	$33.84				D

	Common Stock		3/26/03				S			4,800	D	$33.80				D

	Common Stock		3/26/03				S			1,900	D	$33.81				D

	Common Stock		3/26/03				S			300	D	$33.82				D

	Common Stock		3/26/03				S			1,100	D	$33.83				D

	Common Stock		3/26/03				S			3,200	D	$33.84				D

	Common Stock		3/26/03				A			314,686	A	(1)		1,229,913		D

	Common Stock													1,781,483		I		Folco Development Corpopration

	Common Stock													381,178		I		Foley Family Charitable Foundation

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		$8.6091		3/26/03				M				24,343

	Stock Option (right to buy)		$4.306		3/26/03				A			27,302

	Stock Option (right to buy)		$8.546		3/26/03				A			3,783

	Stock Option (right to buy)		$12.247		3/26/03				A			18,916

	Stock Option (right to buy)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned - Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	4/13/94	4/12/03		Common Stock	265,733				241,390		D

	10/4/01	10/4/10		Common Stock	46,819		(2)		27,302		D

	6/12/02	6/12/11		Common Stock	5,675		(3)		3,783		D

	9/26/02	9/26/11		Common Stock	28,375		(4)		18,916		D

									2,837,378(5)		D

Explanation of Responses:

(1)  Received in exchange for 693,141 shares of ANFI, Inc. common stock in connection with merger of ANFI, Inc. into FNF (the "Merger").  On the effective date of the Merger, the closing price of ANFI, Inc.'s common stock was $15.37 per share, and the closing price of FNF's common stock of $33.73 per share.
(2)  Received in the Merger in exchange for a stock option to acquire 60,137 shares of ANFI, Inc. common stock for $1.95 per share.
(3)  Received in the Merger in exchange for a stock option to acquire 8,333 shares of ANFI, Inc. common stock for $3.88 per share.
(4)  Received in the Merger in exchange for a stock option to acquire 41,666 shares of ANFI, Inc. common stock for $5.56 per share.
(5)  Reflects Reporting Person's total Derivative Securites of FNF as of March 26, 2003.

/s/ William P. Foley II	3/31/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.